United States securities and exchange commission logo





                              March 26, 2021

       Li Xudong
       Chief Executive Officer
       Cereplast, Inc.
       Room 2707, Global Mansion, Zhengbian Road, Jishui District, Zhengzhou City, Henan Provence 450000 China

                                                        Re: Cereplast, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 1, 2021
                                                            File No. 000-56252

       Dear Ms. Xudong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1: Description of Business
       Organization and Corporate History, page 1

   1. Please expand your disclosure to describe your 2014 bankruptcy proceedings. Refer to
                                                        Item 101(h)(4) of
Regulation S-K for guidance.
   2. Please expand your disclosure to describe the material terms of the sale of securities by Custodian Ventures,
LLC to Xudong Li. Additionally, please file the agreement
                                                        pursuant to which the
securities were sold as an exhibit to your registration statement.
       Cautionary Note Regarding Forward-looking Statements, page 2

   3. We note your reference here to the Private Securities Litigation Reform Act of
                                                        1995. Please note that,
because you are not currently subject to the reporting requirements of section 13(a) or
section 15(d) of the Securities Exchange Act of 1934, the PSLRA safe
 Li Xudong
FirstName   LastNameLi Xudong
Cereplast, Inc.
Comapany
March       NameCereplast, Inc.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
         harbor provisions are not applicable. Refer to Section 27A of the Securities Act of 1933
         for guidance. Please delete references to the PSLRA and its safe harbor provisions from your registration statement.
Item 1A: Risk Factors
Because Our Principal Shareholder Controls Our Activities, page 8

4. Please expand your disclosure to describe Ms. Xudong's aggregate voting power resulting from the common stock and Series A-1 Preferred shares of your company that she beneficially owns or controls.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements, page 11

5. We note that you refer to this registration statement as an "Annual Report on Form 10-
         K." Please revise to clarify or advise.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

6. We note that the information in this table is provided as of January 31, 2021. Please provide the information in this table as of the most recent practicable date to the date of the filing. Refer to Item 403 of Regulation S-K for guidance.
Item 5: Directors and Executive Officers
Directors and Executive Officers, page 16

7. We note that the information in this section is provided as of December 31, 2020. You should disclose your current directors and executive officers as of the date of the filing.
         Please revise accordingly and refer to Item 401 of Regulation S-K for guidance. Please also revise to state whether any of your directors are independent. Refer to Item 407(a) of
         Regulation S-K for guidance.
8. Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e) of Regulation
         S-K for guidance.
Item 7. Certain Relationships and Related Transactions, page 18

9. We note the discussion of certain related party transactions in Note 4 on page F-9, but there is no disclosure in this section. Please revise or advise. Refer to Item 404 of
         Regulation S-K for guidance.
Item 10. Recent Sales of Unregistered Securities, page 20

10. Please provide the information required by Item 701 of Regulation S-K as to all securities of the registrant sold by the registrant within the past three years which were not
 Li Xudong
FirstName   LastNameLi Xudong
Cereplast, Inc.
Comapany
March       NameCereplast, Inc.
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
         registered under the Securities Act or advise. Include sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.
Item 11. Description of Registrant's Securities to be Registered
Description of Preferred Stock, page 20

11. Please reconcile your disclosure here that the holder of each share of Series A-1 Preferred
         Stock has the right to one vote for each share of common stock into which such Preferred
         Stock could then be converted, which is disclosed here as 100 shares of common stock, with your disclosure on page 15 that the holders of the Series A-1 Preferred Stock outstanding have the right to vote 40 shares for each share of Preferred Stock owned on any and all shareholder matters. Please also explain how Custodian Ventures' was able to convert its 510 shares of Series A-1 Preferred Stock into 510 shares of common stock as discussed in Note 6 on page F-10.
Report of Independent Registered Public Acconting Firm, page F-2

12. The audit report does not address your statement of stockholders' equity (deficit). Please revise to provide an audit report that clearly addresses your statement of stockholders'
         equity (deficit).
Balance Sheet, page F-3

13. In your Preferred Stock line item on page F-3, you report 50 million preferred shares were issued and outstanding at each December 31, 2020 and 2019. However, your Statement of
         Stockholders    Equity on page F-5 as well as Note 6--Preferred Stock
on page F-10 states
         that there were 5 million shares outstanding at December 31, 2020 and 510 preferred shares outstanding at December 31, 2019. Similarly, it appears some of the last digits were inadvertently omitted in the 2019 column of your Statement of Cash Flows. Please revise to address these apparent inconsistencies, clearly labeling any restated amounts as necessary.
Note 1 - Basis of Presentation and Organization, page F-7

14. Please address the following regarding the information filed by the Company on Form 8-
         K during February and March, 2014 related to the Company's bankruptcy proceedings:
             Please revise your Form 10 to more clearly describe the bankruptcy proceedings in general and specifically how these proceedings impacted your financial statements.
             Tell us how you considered the guidance in ASC 205-30 and ASC 852, related to these proceedings.
             As part of your response, clarify the extent to which whether the entire Accumulated deficit was generated subsequent to the bankruptcy proceeds or includes amounts prior to bankruptcy.
 Li Xudong
Cereplast, Inc.
March 26, 2021
Page 4
General

15. Note that the registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the
      Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
16. It appears from your current disclosure that you may be a "blank check" company under
      Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operating its business in 2014 and that the company seeks to merge with another entity. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                           Sincerely,
FirstName LastNameLi Xudong
                                                           Division of
Corporation Finance
Comapany NameCereplast, Inc.
                                                           Office of Life
Sciences
March 26, 2021 Page 4
cc:       William Barnett, Esq.
FirstName LastName